

April 16, 2014

Via E-mail
Neil W. Hayslett
Chief Administrative Officer
F & M Bank Corp.
205 S. Main Street
Timberville, VA 22853

> **Re: F & M Bank Corp.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2014**
> **File No. 333-194739**

Dear Mr. Hayslett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your registration statement contains a number of blanks for information such as the offering price range, the number of shares being offered, the conversion or redemption terms and your planned dividends for your preferred stock, as well as the use of proceeds and capitalization tables. Revise to include any missing information in your next amendment that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please also understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2.   Revise the second paragraph after "which may be adjusted" to add a cross-reference to "optional conversion right" on page 13. In addition, revise the disclosure under that section on page 13 to clarify how, when, and under what circumstances the conversion price will be increased.

3.   Revise the fifth paragraph to indicate a best efforts offering and also include the information required by Item 501(b)(8) (iii) of Regulation S-K.

About This Prospectus, page i

4.   Revise to delete the first sentence of your second paragraph on this page, the first paragraph on page 19, and the first sentence of the last paragraph on page 23. Refer to Staff Legal Bulletin No. 19.

Incorporation of Certain Documents by Reference, page ii

5.   Revise to incorporate the Form 10-K for your last completed fiscal year in your next amendment. Refer to Item 12(a)(1) of Form S-1.

Prospectus Summary

Private Placement, page 1

6.   Please disclose your intended use of proceeds for the private placement. Further disclose your management's intentions to participate in this registered offering.

Use of Proceeds, page 9

7.   Revise to disclose the redemption premiums and accrued interest associated with your subordinated debt.

Market for Common Stock, page 11

8.   Revise to disclose your holders of record as of a recent date, preferably after your recently completed private placement.

Description of the Series A Preferred Stock, page 12

9.   Please do not qualify your disclosure. Although you may refer investors to your exhibits for more detailed information, you must disclose all material features in the prospectus itself. Revise similar qualifications on pages i (penultimate paragraph) and 16 (first sentence).

10.   Please revise the Series A Preferred Stock's ranking to reflect that it will be junior to all of your existing and future debt obligations as you note on the bottom of page 2.

11.   Revise to discuss the dilution shareholders may suffer upon conversion. In this regard we note your disclosure in the third risk factor on page 6.

12.   Include the disclosure in the first sentence on the top of page 15 in the second to last bullet on page 14, or advise.

Description of Capital Stock, page 16

Preferred Stock, page 16

13.   Revise to update the last sentence for this offering.

Plan of Distribution, page 24

14.   We note disclosure in footnote (1) that your sales agents have agreed to accept a reduced fee in exchange for subordinated debt. Revise to disclose the terms of this arrangement.

Outside Back Cover Page

15.   Revise to advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Part II Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

16.   Revise to provide the information required by Item 511 of Regulation S-K. Note that these are estimates, if applicable. Refer to Instructions to Item 511.

Exhibit Index, page II-6

17.   Revise exhibit 23.1 to consent to an appropriate report covering audited financial statements for the past two completed fiscal years.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
        Charles Kep, Esq.